February 9, 2026

James Besser
Chief Executive Officer
Modular Medical, Inc.
10740 Thornmint Road
San Diego, CA 92127

       Re: Modular Medical, Inc.
           Draft Registration Statement on Form S-1
           Submitted January 23, 2026
           CIK No. 0001074871
Dear James Besser:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and Services
cc:    Lawrence Metelitsa